REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

Board of Directors
Mikohn Nevada
Las Vegas, Nevada

We have audited the accompanying consolidated balance sheets of Mikohn Nevada, a wholly-owned subsidiary of Mikohn Gaming Corporation, as of December 31, 2002 and 2001, and the related consolidated statements of operations, changes in stockholder's equity (deficit) and cash flows for the three years in the period ended December 31, 2002. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Mikohn Nevada as of December 31, 2002 and 2001, and the results of its operations and its cash flows for the three years in the period ended December 31, 2002 in conformity with accounting principles generally accepted in the United States of America.

As discussed in Notes 1 and 6 to the financial statements, effective January 1, 2002, the Company adopted FASB Statement No. 142, Goodwill and Other Intangible Assets.


BDO SEIDMAN, LLP


Los Angeles, California
April 14, 2003







                                    MIKOHN NEVADA
                                   BALANCE SHEETS
                           As of December 31, 2002 and 2001


(Amounts in thousands,
 except share amounts)
	                                   	 2002	      2001
                  Assets                        ------       ------
Current assets:
  Cash and cash equivalents		      $      -	    $      3
  Accounts receivable, net		         3,764 	       4,657
  Installment sales receivable 		             - 		  20
  Inventories, net		                 2,566 	       4,972
  Prepaid expenses and other		         3,103 	       2,202
  Deferred tax assets - current		         2,039 	       2,964
                                               -------       -------
          Total current assets		        11,472 	      14,818

Installment sales receivable - noncurrent            - 		  92
Property and equipment, net		        14,143 	      19,818
Intangible assets, net		                    79 		  96
Goodwill, net		                         2,471 	       2,471
Other assets		                         1,542 	       1,623
				               -------       -------
        Total assets		              $ 29,707 	    $ 38,918
                                              ========      ========

     Liabilities and Stockholder's Equity
Current liabilities:
  Current portion of long-term debt 	      $  1,258      $  1,453
  Accounts payable		                   793 	       1,556
  Accrued expenses and other current
    liabilities		                         1,537 	       1,987
  Deferred revenue - current		           766 		 760
  Intercompany payable		                19,749        21,203
                                               -------       -------
        Total current liabilities	        24,103 	      26,959

Long-term debt 		                           571 	       1,829
Deferred revenue 		                   184 		 942
Deferred tax liabilities 		         1,990 	       2,224
                                               -------       -------
        Total liabilities		        26,848 	      31,954

Commitments (Note 10)

Stockholder's equity:
  Preferred stock, $.01 par value, 500,000
    shares authorized, none issued and
    outstanding				              -
  Common stock, $.001 par value, 20,000,000
    shares authorized, 100 shares issued and
    outstanding
  Additional paid-in capital		         3,500 	       3,500
     Retained earnings (accumulated deficit)	  (641)        3,464
                                               -------       -------
        Total stockholder's equity	         2,859	       6,964
				               -------       -------
        Total liabilities and stockholder's
             equity		              $ 29,707      $ 38,918
				              ========      ========

See notes to financial statements.





                                    MIKOHN NEVADA
                               STATEMENTS OF OPERATIONS
                 For the Years Ended December 31, 2002, 2001 and 2000

(Amounts in thousands)
		                             2002        2001        2000
                                            ------      ------      ------
Revenues:
  Gaming operations		          $ 27,306    $ 27,524 	  $ 14,835
  Product sales		                     2,417 	 3,064 	     3,317
  Related party sales		             1,053       1,182 	     1,663
                                            ------      ------      ------
       Total revenues		            30,776      31,770 	    19,815

Cost of sales:
  Cost of sales		                    12,354 	 8,537 	    10,526
  Cost of sales-related party		       728 	   788 	     1,232
                                            ------      ------      ------
       Total cost of sales		    13,082 	 9,325 	    11,758
				            ------      ------      ------
       Gross profit		            17,694 	22,445 	     8,057

Operating income (loss):
  Selling, general and administrative
    expenses		                    20,450 	15,423 	     8,812
  Restructuring expense		             1,179	     -           -
  Impairment losses   		             1,740 	   306 	     3,931
                                            ------      ------      ------
       Operating income (loss)		    (5,675) 	 6,716 	    (4,686)

Interest expense		              (281)	  (298)	      (149)
Other expense		                      (231)	  (190)	       (68)
                                            ------      ------      ------
  Income (loss) before income taxes         (6,187) 	 6,228 	    (4,903)

Income tax (provision) benefit		     2,082	(2,180)	     1,716
				            ------      ------      ------
          Net income (loss)		  $ (4,105)   $  4,048 	  $ (3,187)
                                          ========    ========    ========


See notes to financial statements.





                                   MIKOHN NEVADA
                    STATEMENTS OF CHANGES IN STOCKHOLDER'S EQUITY
                 For the Years Ended December 31, 2002, 2001 and 2000


(Amounts in thousands) 					     Retained
                  			      Additional     Earnings /
		              Common Stock      Paid-In	  (Accumulated
		             Shares   Amount    Capital      Deficit)	 Total
                             ------   ------     ------       ------     ------
Balance, January 1, 2000       100    $    -	$ 3,500      $ 2,603 	$ 6,103

     Net loss	                                              (3,187)	 (3,187)
                             ------   ------     ------       ------     ------
Balance, December 31, 2000      100        -	  3,500 	(584)	  2,916

     Net income					               4,048      4,048
                             ------   ------     ------       ------     ------
Balance, December 31, 2001	100        -      3,500        3,464 	  6,964

     Net loss						      (4,105) 	 (4,105)
                             ------   ------     ------       ------     ------
Balance, December 31, 2002      100   $    - 	$ 3,500      $  (641)   $ 2,859
                             ======   ======    =======      =======    =======

See notes to financial statements



                                   MIKOHN NEVADA
                              STATEMENTS OF CASH FLOWS
                  For the Years Ended December 31, 2002, 2001 and 2000

(Amounts in thousands)
		                               2002        2001        2000
                                              ------      ------      ------

Cash flows from operating activities:
  Net income (loss)		            $ (4,105)   $  4,048    $ (3,187)
  Adjustments to reconcile net income (loss)
   to net cash provided by operating activities:
       Depreciation		               6,593 	   4,776       3,494
       Amortization		                 297 	     443 	 441
       Impairment loss		               1,740 	     306       3,931
       Provision for bad debts		       1,500 	     746 	 442
       Provision for obsolete inventory	       1,133 	     687       3,819
       Loss on disposition of assets	         233 	      93 	 279
  Changes in assets and liabilities:
       Accounts receivable		         360 	     600      (3,021)
       Installment sales receivable	        (855)	    (142)	 285
       Inventories		              (1,811)	      (5)      1,269
       Other assets		                (951)	    (389)     (2,081)
       Accounts payable		                (763)	    (860)	 940
       Accrued expenses 		         729 	     920 	(881)
       Other liabilities		      (1,689)	  (1,896)     (3,258)
                                              ------      ------      ------
Net cash provided by operating activities      2,411 	   9,337       2,472

Cash flows from investing activities:
  Purchase of inventory for lease to others        -	 (12,955)    (20,329)
  Proceeds from sale-leaseback transactions        -	   3,500      11,500
  Purchase of property and equipment		 (49)	     (35)	   -
  Proceeds from sales of property and equipment	   -	     223	   -
  Increase in intangible assets		           -	    (100)	   -
		                              ------      ------      ------
Net cash used in investing activities		 (49)	  (9,367)     (8,829)

Cash flows from financing activities:
  Proceeds from capital lease transactions         - 	   2,000       3,000
  Payments for capital leases		      (1,453)	  (1,146)	(572)
  Net change in intercompany balance		(912)	    (822)      3,929
					      ------      ------      ------
Net cash (used in) provided by financing
  activities		                      (2,365) 	      32       6,357
		                              ------      ------      ------
Increase (decrease) in cash and cash
  equivalents		                          (3) 	       2 	   -

Cash and cash equivalents, beginning of year	   3	       1 	   1
				              ------      ------      ------
Cash and cash equivalents, end of year       $     - 	 $     3     $     1
	                                     =======     =======     =======


See notes to financial statements





                                   MIKOHN NEVADA
                              STATEMENTS OF CASH FLOWS
                  For the Years Ended December 31, 2002, 2001 and 2000

(Amounts in thousands)
		                               2002        2001        2000
                                              ------      ------      ------

Supplemental disclosure of cash flows information:
     Cash paid during the year for:
          Interest		             $   281	 $   298     $   149
	                                     =======     =======     =======

Supplemental schedule of non-cash investing
   and financing activities:
  Transfer of inventory to gaming equipment
    leased to others		             $ 2,929	 $11,023     $ 4,889
  Issuance of Parent warrants related to
    activities of the Company  		     $   149	 $   153     $   889
  Gaming equipment leased to others acquired
    through capital lease  			   -	 $ 2,000     $ 3,000
                                             =======     =======     =======




See notes to financial statements.


                                   MIKOHN NEVADA
                           NOTES TO FINANCIAL STATEMENTS



1.	DESCRIPTION OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Description of Business:

Mikohn Nevada (referred throughout these notes as the "Company", "we" or "our"), a wholly-owned subsidiary of Mikohn Gaming Corporation (the "Parent") was incorporated on June 15, 1995 in Nevada. The Company is a developer, manufacturer, and marketer of (i) proprietary branded slot machines, including our Yahtzee(r) and Battleship(r) series of gaming machines and (ii) gaming products, including gaming machines and keno systems.

The Parent performs certain centralized corporate functions that serve all of its operations including the Company. Certain expenses of these functions (such as, legal and compliance, sales support, research and development and art) have been allocated to its subsidiaries including the Company.

During the years ended December 31, 2002 and 2001, the Parent had an outstanding credit facility. This credit facility was guaranteed by the Company.

On August 22, 2001, the Parent completed the private placement of $105.0 million of its 11.875% Senior Secured Notes due 2008 and warrants to purchase an aggregate of 420,000 shares of its common stock at a price of $7.70 per share. The notes are unconditionally guaranteed on a senior secured basis by the Parent's domestic subsidiaries, including the Company. In addition, the Parent has agreed to pledge the stock of the Company.

The Company's operations are concentrated in two principal business segments: slot gaming operations and gaming products.

	Slot Gaming Operations. The Company established its slot gaming operations business unit to develop, acquire, manufacture and distribute proprietary games, and these have become increasingly important to our business. Increased attention has been given to slot gaming operations because of the high recurring revenues and profit margin potential for this business line. We own or license the rights to several categories of proprietary games, which we place in casinos under lease arrangements. These leases provide for fixed rental payments or a participation in the game's operating results. Sales of proprietary games are reflected in the reported results of our gaming products business segment while revenues derived from leases are included in the results of our gaming operations business segment.

	Gaming Products. We have been providing gaming products and equipment through the Company since its inception. Our gaming products are found in almost every major gaming jurisdiction.

        Basis of Presentation. Certain items reported in the prior year have been reclassified to follow the Company's current reporting practice. Additionally, all intercompany activity has been eliminated. Amounts disclosed in the accompanying footnote tables are shown in thousands while amounts included in text are disclosed in actual amounts.

Summary of Significant Accounting Policies:

	Cash and Cash Equivalents.   Cash and cash equivalents include cash
onhand, demand deposits, and short-term investments with original maturities of less than ninety (90) days.

	Fair Values of Financial Instruments. In accordance with reporting and disclosure requirements of Statement of Financial Accounting Standards ("SFAS") No. 107 - Disclosures about Fair Values of Financial Instruments, the Company calculates the fair value of financial instruments and includes this information in the Company's Notes to Financial Statements when the fair value is different than the book value of those financial instruments. When fair value is equal to book value, no disclosure is made. Fair value is determined using quoted market prices whenever available. When quoted market prices are not available, the Company uses alternative valuation techniques such as calculating the present value of estimated future cash flows utilizing discount rates commensurate with the risks involved.

	Receivables and Allowance for Doubtful Accounts. We regularly evaluate the collectibility of our trade receivable balances based on a combination of factors. When a customer's account becomes past due, we initiate dialogue with the customer to determine the cause. If it is determined that the customer will be unable to meet its financial obligation to us, such as in the case of a bankruptcy filing, deterioration in the customer's operating results or financial position or other material events impacting their business, we record a specific reserve for bad debt to reduce the related receivable to the amount we expect to recover given all information presently available. We also record reserves for bad debt for all other customers based on certain other factors including the length of time the receivables are past due and historical collection experience with individual customers. If circumstances related to specific customers change, our estimates of the recoverability of receivables could materially change.

	Related Party Transactions. The Company is dependent on the Parent for funding. No interest is charged on funds advanced by the Parent. The Company sells product to its Parent and other subsidiaries of the Parent which are reflected in the accompanying statements of operations.

	Inventories. Inventories are stated at the lower of cost (determined using the first-in, first-out method) or market.

	Long-Lived Assets. Property and equipment are stated at cost and are depreciated by the straight-line method over the useful lives of the assets, which range from 5 to 10 years. Costs of major improvements are capitalized; costs of normal repairs and maintenance are charged to expense as incurred. Management requires long-lived assets that are held and used by the Company to be reviewed for impairment quarterly or whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable from related future undiscounted cash flows.

	Intangible Assets. Intangible assets consist of goodwill and license agreements. The license agreements are recorded at cost and are amortized on a straight-line basis based on the life of the agreement, which is 5 years.

	The Company adopted Statement of Financial Accounting Standards ("SFAS") No. 142, "Goodwill and Other Intangible Assets" effective January 1, 2002. Under SFAS No. 142, goodwill and indefinite life intangible assets are no longer amortized but are subject to periodic impairment tests. Other intangible assets with finite lives, such as license agreements will continue to be amortized over their useful lives. Management performs reviews quarterly to determine if the carrying value of intangible assets is impaired. Such reviews include an independent valuation performed on certain intangible assets. The purpose of these reviews is to identify any facts or circumstances, either internal or external, which may indicate that the carrying value of the assets may not be recoverable from related future, undiscounted cash flows.

        Deposits and Product Sales Recognition. Deposit liabilities represent amounts collected in advance from customers pursuant to agreements under which the related sale of inventory has not been completed.

	Revenue Recognition.  The Company recognizes revenue as follows:

Product sales are executed by a signed contract or customer purchase order. Revenue is recognized when the completed product is delivered. If the agreement calls for the Company to perform an installation after delivery, revenue, related to the installation, is recognized when the installation has been completed and accepted by the customer.

The leasing of proprietary slot machines occurs under signed lease agreements. These contracts will either be on a participation or a lease basis. Slot machine lease contracts are typically for a month-to-month basis with a 60-day cancellation clause. On a participation basis, the Company earns a share of the revenue that the casino earns from these slot machines. On a lease basis, the Company charges a fixed amount per slot machine per day. Both types of revenue are recognized on a monthly basis.

        Equity Instruments Issued to Vendors: Our Parent's accounting policy for equity instruments issued to vendors in exchange for goods and services follows the provisions of Emerging Issues Task Force ("EITF") 96-18 - Accounting for Equity Instruments That are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling, Goods or Services and EITF 00-18 - Accounting Recognition for Certain Transactions Involving Equity Instruments Granted to Other Than Employees. The measurement date for the fair value of the equity instruments issued is determined at the earlier of (i) the date at which a commitment for performance by the consultant or vendor is reached or
(ii) the date at which the consultant or vendor's performance is complete.

The Company has received from Hasbro and Ripley licensing rights to intellectual property, including rights to develop and market gaming devices and associated equipment under the trademarks Yahtzee(r) and Battleship(r).
In exchange for these license agreements, the Parent granted Hasbro and Ripley warrants to purchase shares of the Parent's common stock for each license.
The fair value, as determined above, of the acquired rights is capitalized and is recognized as a charge to the statement of operations over the term of the licensing agreement. At December 31, 2002, warrants to purchase 410,000 shares of the Parent's common stock were vested with a fair market value of $1.2 million. In connection with licenses to other intellectual properties, the Parent has issued an additional 125,000 warrants that were not vested at December 31, 2002.

	Research and Development. Costs associated with the development of products are expensed when incurred. Such expenses totaled approximately $1.6 million, $0.8 million and $0.8 million for the years ended December 31, 2002, 2001 and 2000, respectively.

	Income Taxes. The Company accounts for income taxes under SFAS No. 109, Accounting for Income Taxes, pursuant to which the Company records deferred income taxes for temporary differences that are reported in different years for financial reporting and for income tax purposes. Such deferred tax liabilities and assets are classified into current and non-current amounts based on the classification of the related assets and liabilities. The Company is included in the Parent's consolidated federal income tax return.

	Use of Estimates and Assumptions. The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates, judgments and assumptions that we believe are reasonable based on our historical experience, contract terms, observance of known industry trends and information available from other outside sources. These estimates affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could materially differ from those initial estimates.


2.	FAIR VALUES OF FINANCIAL INSTRUMENTS

	The following table presents the carrying amount and estimated fair value of our financial instruments at December 31, 2002:

                 	        	      Carrying 		 Estimated
(Amounts in thousands)		               Amount		    FMV
				               ------              -----
Liabilities:
  Long-term debt		              $ 1,829 		 $ 1,823
                                              =======            =======

The estimated fair value of long-term debt was calculated by discounting the expected amortization principal and interest payments by the discount rates most closely approximating that which would be required to place similar notes payable and capitalized leases at the current time.


3.	RECEIVABLES

	Accounts receivable at December 31, 2002 and 2001 consist of the following:

(Amounts in thousands)			          2002		 2001
				                 ------         ------
Trade accounts 		                        $ 4,201	       $ 4,771
Other 		                                      -             87
                                                 ------         ------
     Subtotal		                          4,201		 4,858
Less:  allowance for doubtful accounts		   (437)	  (201)
				                 ------         ------
     Total		                        $ 3,764	       $ 4,657
                                                =======        =======

Installment sales and notes receivable at December 31, 2002 and 2001 consist of the following:

(Amounts in thousands)			          2002		 2001
				                 ------         ------
Installment sales		                $     -	       $   645
Notes receivable                                      -              -
Less:  allowance for doubtful accounts		      -          (533)
				                 ------         ------
     Total		                        $     -	       $   112
	                                        =======        =======

Current portion		                        $     -	       $    20
                                                =======        =======

Changes in the allowance for doubtful accounts for the years ended December 31, 2001 and 2000 are summarized as follows:

(Amounts in thousands)			          2002		 2001
				                 ------         ------
Allowance for doubtful accounts - beginning	$  (734)       $  (174)
  Provision for bad debts		         (1,500)	  (746)
  Write-offs		                          1,797		   186
			                         ------         ------
Allowance for doubtful accounts - ending	$  (437)       $  (734)
                                                =======        =======

The activity in the provision for doubtful accounts during 2002 includes a charge of $1.5 million taken to reserve a loan made to a company, which granted the Company an exclusive license to manufacture and distribute its video poker games. Based on the debtor's financial condition and uncertainties surrounding the future business plan related to the proprietary games, a full reserve of the loan balance was recorded.


4.	INVENTORIES

Inventories at December 31, 2002 and 2001 consist of the following:

(Amounts in thousands)			          2002		 2001
				                 ------         ------
Raw materials		                        $ 2,324        $ 3,523
Finished goods		                          1,437          3,887
Work-in-progress		                    194            579
                                                 ------         ------
     Subtotal		                          3,955          7,989
Less:  reserve for obsolete inventory		 (1,389)	(3,017)
				                 ------         ------
     Total		                        $ 2,566        $ 4,972
                                                =======        =======

Changes in the reserve for obsolete inventory for the years ended December 31, 2002 and 2001 are summarized as follows:

(Amounts in thousands)			          2002		 2001
				                 ------         ------
Reserve for obsolete inventory -  beginning	$(3,017)       $(3,242)
  Provision for obsolete inventory		 (1,133)	  (687)
  Write-offs		                          2,761            912
	                                         ------         ------
Reserve for obsolete inventory - ending		$(1,389)       $(3,017)
                                                =======        =======

Included in the provision for obsolete inventory during 2002 is approximately $0.3 million of significant charges taken in the third quarter as the Company wrote down slow moving inventories due to the impaiment of the net realizable value of inventory.


5.	PROPERTY AND EQUIPMENT

Property and equipment at December 31, 2002 and 2001 consist of the following:

(Amounts in thousands)			          2002		 2001
				                 ------         ------
Leasehold improvements		               $      -	      $    557
Machinery and equipment		                      - 	    79
Equipment leased to others		         24,790		27,791
Furniture and fixtures		                    325            443
Transportation equipment		             10             11
                                                 ------         ------
     Subtotal		                         25,125 	28,881
Less:  accumulated depreciation		        (10,982)	(9,063)
				                 ------         ------
     Total		                       $ 14,143       $ 19,818
                                               ========       ========

Depreciation expense for property and equipment was approximately $6.6 million, $4.8 million and $3.5 million for the years ended December 31, 2002, 2001 and 2000, respectively.


6.	GOODWILL AND INTANGIBLE ASSETS

Intangible assets at December 31, 2002 and 2001 consist of the following:

(Amounts in thousands)			          2002		 2001
				                 ------         ------
License agreement		                $   100	       $   100
Less:  accumulated amortization		            (21)            (4)
				                 ------         ------
     Total		                        $    79        $    96
                                                =======        =======

During 2001, the Parent entered into a licensing agreement with Wink Martindale Enterprises, Inc., for the rights to use Wink Martindale's name, voice and likeness in the development of gaming machines. The Parent paid $0.1 million for the rights, which have been recorded by the Company. The license agreement is being amortized over five years.

Goodwill at December 31, 2002 and 2001 consists of the following:

(Amounts in thousands)			          2002		 2001
				                 ------         ------
Goodwill		                        $ 4,585        $ 4,585
Less:  accumulated amortization		         (2,114)        (2,114)
				                 ------         ------
     Total		                        $ 2,471        $ 2,471
                                                =======        =======

The net carrying value of goodwill and the license agreement are included in the gaming operations segment.

In connection with the adoption of SFAS No. 142, prior period amounts were not restated. A reconciliation of the previously reported net income (loss) for the years ended December 30, 2001 and 2000 to the amounts adjusted for the elimination of amortization expense recorded on goodwill and intangible assets prior to the adoption of SFAS No. 142, net of income taxes, is as follows:

                                               Net
    	(Amounts in thousands)	    	  Income (loss)
                                             -------
For the year ended December 31, 2001
	Reported amount			     $  4,048
	Add back:  goodwill amortization	  306
			                       ------
         Adjusted amount	             $  4,354
                                             ========

For the year ended December 31, 2000
	Reported amount	                     $ (3,187)
	Add back:  goodwill amortization	  306
		                               ------
         Adjusted amount	             $ (2,881)
                                             ========

Amortization expense for definite life intangible assets was less than $0.1 million, less than $0.1 million and $0 for the years ended December 31, 2002, 2001 and 2000 respectively. Annual estimated amortization expense for each of the four succeeding fiscal years until the definite life asset is fully amortized is as follows:

    	  (Amounts in thousands)

		2003		$    20
		2004		     20
		2005		     20
		2006		     19
                                  -----
		  Total		$    79
                                =======

7.	RESTRUCTURING EXPENSE

During the third quarter of 2002, the Company initiated a restructuring plan for certain of its operations. The restructuring plan was designed to achieve various objectives, principally related to reducing costs, streamlining operations and improving financial performance on an ongoing basis. The Company's Board of Directors approved the plan in August 2002, which was subsequently acted upon by management during the third quarter of 2002.

A restructuring charge of approximately $0.9 million was taken to record the present value of a long-term building lease commitment which, in accordance with the actions taken by the Company, will not be utilized as of specified dates as certain business operations have been consolidated. The lease is for one building located in Las Vegas, Nevada. The building lease has a term which expires in July 2004. On a quarterly basis through July 2004, the Company plans to remit cash of approximately $0.2 million under the lease agreement. The Company is currently seeking a tenant to sublease the building. Also included in restructuring expenses were write-downs of leasehold improvements related to the building in the amount of $0.3 million.


8.	IMPAIRMENT LOSS

Year ended December 31, 2002

In connection with the restructuring initiatives and a third quarter valuation review of its long-lived assets, the Company determined that the assets described below no longer generated sufficient cash flow to support their carrying value. These assets are comprised of approximately 200 reel-spinning slot machines and certain non-branded assets including MoneyTime(tm), a proprietary jackpot system consisting of slot machines, signs, meters and related electronics. The impairment charge recorded in the third quarter of 2002 related to these assets totaled approximately $1.7 million.

Year ended December 31, 2001

During the fourth quarter of 2001 the Company performed a detailed, comprehensive review of its balance sheet relative to the changed economic and business environment conditions. Specifically identified during this review, management analyzed slow moving, excess or obsolete inventories, customer debts in light of changing economic conditions and other miscellaneous assets. This review and analysis resulted in the Company taking a charge in its fourth quarter for the write-off of certain MoneyTime(tm) assets of approximately $0.3 million.

Year ended December 31, 2000

As a result of the Company's increased focus on its gaming operations and branded slot machines following the review conducted as part of the Parent's strategic repositioning initiative, the Company determined that certain of its older non-branded slot machine games, prepaid royalties related to a licensing agreement and goodwill had balance sheet costs (primarily long-term assets) in excess of their present realizable value, resulting in a write-off in 2000 of $2.4 million. Provisions for inventory writedowns of $1.6 million and $1.3 million relating to the older non-branded Flip-It(tm) product line as well as the Mikohn Classic(tm) slot machines, respectively, have been included in cost of sales in the accompanying financial statements.

On March 27, 2001, a jury returned a verdict in favor of Acres Gaming, Inc. against Mikohn Gaming Corporation. The jury's award of $1.5 million was included in the accompanying statement of operations for the year ended December 31, 2000, as it relates to the products of the Company.


9.	DEBT AND CAPITAL LEASES

Long-term debt and capital leases at December 31, 2002 and 2001 consist of the following:

(Amounts in thousands)			          2002		 2001
				                 ------         ------
Capital lease of gaming equipment, interest
rates between 8.80% and 12.25% and due through
January 2005. The related capitalized costs for
these leases were $4,114.		        $ 1,829   	$ 3,282
                                                 ------          ------
     Total		                          1,829           3,282
Less:  current portion		                 (1,258)	 (1,453)
			                         ------          ------
     Long-term portion		                $   571         $ 1,829
                                                =======         =======

Following is the long-term debt maturity schedule:

(Amounts in thousands)
    2003				$ 1,258
    2004				    543
    2005				     28
				         ------
     Total				$ 1,829
                                        =======

10.	COMMITMENTS

We lease certain of our facilities and equipment under various term agreements for periods through March 2005.

The following schedule shows the future minimum rental payments required under these operating leases, which have initial or remaining non-cancelable lease terms in excess of one year as of December 31, 2002:

(Amounts in thousands)
    2003			      $ 5,620
    2004				1,108
    2005				    1
				       ------
     Total			      $ 6,729
                                      =======

Rent expense was approximately $4.7 million, $4.7 million and $1.0 million for the years ended December 31, 2002, 2001 and 2000, respectively.


11.	INCOME TAXES

The (provision) benefit for income taxes for the years ended December 31, 2002, 2001 and 2000 consist of:

(Amounts in thousands)	                  2002        2001        2000
                                         ------      ------      ------

Current		                        $ 2,773     $(1,929)    $(1,095)
Deferred		                   (691)       (251) 	  2,811
					 ------      ------      ------
     Total (provision) benefit		$ 2,082     $(2,180) 	$ 1,716
                                        =======     =======     =======

The (provision) benefit for income taxes for the years ended December 31, 2002, 2001 and 2000 differs from the amount computed at the federal income tax statutory rate as a result of the following:


(Amounts in thousands)	      2002	%        2001	   %	     2000      %
			     ------    ---      ------    ---       ------    ---
Amount at statutory rate    $ 2,200   35.0 %   $(2,180)  (35.0)%   $ 1,716   35.0%
Adjustments: Write-offs	       (118)  (1.9)%         -                   -
			     ------             ------              ------
Total (provision) benefit   $ 2,082   33.1 %   $(2,180)  (35.0)%   $ 1,716   35.0%
                            =======            =======             =======

The components of the net deferred tax asset at December 31, 2002 and 2001 consist of the following:

(Amounts in thousands)			          2002		 2001
				                 ------         ------
Deferred tax assets:
     Current:
          Inventory book / tax differences     $ 1,616 	       $ 2,418
          Deferred revenue		           268 		   266
          Bad debts		                   153 		   257
          Amortization		                     - 		    23
                                                ------          ------
               Subtotal		                 2,039 		 2,964

     Non-current:		                     -		     -
				                ------          ------
               Total deferred tax assets	 2,039 		 2,964

Deferred tax liabilities:
     Current:		                             -               -
     Non-current:
          Sale-leaseback		           981 		 1,215
          Fixed assets and other		 1,009 		 1,009
                                                ------          ------
               Total deferred tax liabilities	 1,990		 2,224
				                ------          ------
               Net deferred tax assets	       $   740 	       $   740
                                               =======         =======

12.	SEGMENT REPORTING

The Company's operations are concentrated in two principal business segments: gaming operations and gaming products. See Note 1 - Description of Business and Summary of Significant Accounting Policies.

Business segment information for the years ended December 31, 2002, 2001 and 2000 consists of:

Amounts in thousands)	                  2002         2001         2000
                                         ------       ------       ------
Business Segments:

     Revenues:
          Gaming operations            $ 27,306     $ 27,524     $ 14,835
          Product sales		          3,470        4,246 	    4,980
		   		         ------       ------       ------
               Total		       $ 30,776     $ 31,770     $ 19,815
				       ========     ========     ========

     Operating income (loss):
          Gaming operations	       $ (1,834)    $  4,692     $  1,450
          Product sales		           (922)       2,330 	   (2,205)
                                         ------       ------       ------
               Subtotal		         (2,756)       7,022 	     (755)
          Restructuring expense		 (1,179)	   -            -
          Impairment loss 		 (1,740)	(306)	   (3,931)
	                                 ------       ------       ------
               Total		       $ (5,675)    $  6,716 	 $ (4,686)
                                       ========     ========     ========

     Depreciation and amortization:
          Gaming operations	       $  6,801     $  5,117     $  3,826
          Product sales		             89          102 	      109
		                         ------       ------       ------
                Total		       $  6,890     $  5,219     $  3,935
                                       ========     ========     ========

     Assets:
          Gaming operations	       $ 21,838	    $ 31,627	 $ 23,451
          Product sales		          7,869	       7,291	   12,169
					 ------       ------       ------
                Total		       $ 29,707     $ 38,918     $ 35,620
                                       ========     ========     ========

     Capital expenditures:
          Gaming operations	       $  3,013	    $ 13,106	 $  9,287
          Product sales		              5		  35	       45
                                         ------       ------       ------
                Total		       $  3,018	    $ 13,141	 $  9,332
                                       ========     ========     ========

13.	RECENTLY ISSUED ACCOUNTING STANDARDS

In September 2001, the FASB issued Statement No. 143, "Accounting for
Asset Retirement Obligations." This statement addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. This statement applies to legal obligations associated with the retirement of long-lived assets that result from the acquisition, construction, development and the normal operation of a long-lived asset, except for certain obligations of lessees. Statement No. 143 is effective for financial statements issued for fiscal years beginning after September 15, 2002. The Company is currently evaluating the impact that this statement will have on its consolidated financial statements.

In April 2002, the FASB issued Statement No. 145, "Rescission of Statement Nos. 4, 44 and 64, Amendment of Statement No. 13, and Technical Corrections". Among other things, Statement No. 145 rescinds various pronouncements regarding early extinguishment of debt and allows extraordinary accounting treatment for early extinguishment only when the provisions of Accounting Principles Board Opinion No. 30, "Reporting the Results of Operations-Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions" are met. Statement No. 145 provisions regarding early extinguishment of debt are generally effective for fiscal years beginning after May 15, 2002. Management adopted Statement No. 145, and the impact was a reclassification of approximately $3.1 million from an extraordinary item to an other income and expense of a loss from the early retirement of debt during 2001.

In June 2002, the FASB issued Statement No. 146, Accounting for Costs Associated with Exit or Disposal Activities, which addresses accounting for restructuring and similar costs. Statement No. 146 supersedes previous accounting guidance, principally Emerging Issues Task Force (EITF) Issue No. 94-3. The Company will adopt the provisions of Statement No. 146 for restructuring activities initiated after December 31, 2002. Statement No. 146 requires that the liability for costs associated with an exit or disposal activity be recognized when the liability is incurred. Under EITF 94-3, a liability for an exit cost was recognized at the date of a company's commitment to an exit plan. Statement No. 146 also establishes that the liability should initially be measured and recorded at fair value. Accordingly, Statement No. 146 may affect the timing of recognizing future restructuring costs as well as the amount recognized. Management believes the adoption of Statement No. 146, which will be implemented during 2003, will not have a material impact on its consolidated financial statements.

In December 2002, the FASB issued Statement No. 148, "Accounting for Stock-Based Compensation - Transition and Disclosure", which amends Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation". Statement No. 148 provides alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, Statement No. amends the disclosure requirements of Statement No. 123 to require more prominent and more frequent disclosures in financial statements of the effects of stock-based compensation. The transition guidance and annual disclosure provisions of Statement No. 148 are effective for fiscal years ending after December 15, 2002. The interim disclosure provisions are effective for financial reports containing condensed financial statements for interim periods beginning after December 15, 2002. The adoption of Statement No. 148 is not expected to have a material impact on the Company's consolidated balance sheet or results of operations. The Company will provide the interim disclosures required by Statement No. 148 beginning in the first quarter of 2003.

In November 2002, the FASB issued Interpretation No. 45 (FIN 45), "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness to Others," which disclosures are effective for financial statements issued after December 15, 2002. While the Company has various guarantees included in contracts in the normal course of business, primarily in the form of indemnities, these guarantees would only result in immaterial increases in future costs, but do not represent significant or contingent liabilities of the indebtedness of others.

In January 2003, the FASB issued Interpretation No. 46 (FIN 46), "Consolidation of Variable Interest Entities," which requires the consolidation of variable interest entities, as defined. FIN 46 is applicable to financial statements issued after 2002, however, disclosures are required currently if the Company expects to consolidate any variable interest entities. The Company does not expect to identify any variable interest entities that must be consolidated, but may be required to make additional disclosures. The maximum exposure of any investment that may be determined to be in a variable interest entity is limited to the amount invested.